UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                       (Amendment No.  )*
                 -------------------------------
                     MANSUR INDUSTRIES INC.
                        (Name of Issuer)

                          Common Stock,
                         $.001 par value
                 (Title of Class of Securities)

                           564491 10 8
                         (CUSIP Number)
                --------------------------------
                       Howard Kailes, Esq.
                      Krugman & Kailes LLP
                    Park 80 West - Plaza Two
                 Saddle Brook, New Jersey 07663
(Name, Address and Telephone Number of Person Authorized to Receive
                   Notices and Communications)

                 -------------------------------

                         August 24, 1999
     (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ------      Rule 13d-1(b)

          X         Rule 13d-1(c)
        ------

        ------      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  564491 10 8

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Hanseatic Americas LDC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5    SOLE VOTING POWER

     600,000(1)

6    SHARED VOTING POWER

     --

7    SOLE DISPOSITIVE POWER

     600,000(1)

8    SHARED DISPOSITIVE POWER

     --

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     600,000(1)


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

      ------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      11.5%(2)

12    TYPE OF REPORTING PERSON*

      OO

-----------------

(1) Represents shares (the "Conversion Shares") issuable upon conversion of Series C Convertible Preferred Stock.

(2) Based upon an aggregate of 4,601,309 shares outstanding, as reported in the Issuer's most recent Quarterly Report on Form 10-Q, plus the Conversion Shares.

CUSIP NO.  564491 10 8

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Hansabel Partners LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5    SOLE VOTING POWER

     --

6    SHARED VOTING POWER

     600,000(1)

7    SOLE DISPOSITIVE POWER

     --

8    SHARED DISPOSITIVE POWER

     600,000(1)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     600,000(1)


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

      ------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      11.5%(2)

12    TYPE OF REPORTING PERSON*

      OO

-----------------

(1) Represents shares beneficially owned by Hanseatic Americas LDC; Hansabel Partners LLC is the managing member of Hanseatic Americas LDC.

(2) Based upon an aggregate of 4,601,309 shares outstanding, as reported in the Issuer's most recent Quarterly Report on Form 10-Q, plus the Conversion Shares.

CUSIP NO.  564491 10 8

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Hanseatic Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5    SOLE VOTING POWER

     --

6    SHARED VOTING POWER

     600,000(1)

7    SOLE DISPOSITIVE POWER

     --

8    SHARED DISPOSITIVE POWER

     600,000(1)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     600,000(1)


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

      ------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      11.5%(2)

12    TYPE OF REPORTING PERSON*

      CO

-----------------

(1) Represents shares beneficially owned by Hansabel Partners LLC; Hanseatic Corporation is the managing member of Hansabel Partners
LLC.

(2) Based upon an aggregate of 4,601,309 shares outstanding, as reported in the Issuer's most recent Quarterly Report on Form 10-Q, plus the Conversion Shares.

CUSIP NO.  564491 10 8

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Wolfgang Traber

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5    SOLE VOTING POWER

     --

6    SHARED VOTING POWER

     600,000

7    SOLE DISPOSITIVE POWER

     --

8    SHARED DISPOSITIVE POWER

     600,000(1)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     600,000(1)


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

      ------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      11.5%(2)

12    TYPE OF REPORTING PERSON*

      IN

-----------------

(1) Represents shares beneficially owned by Hanseatic Corporation; Mr. Traber holds in excess of a majority of the shares of capital stock of Hanseatic Corporation.

(2) Based upon an aggregate of 4,601,309 shares outstanding, as reported in the Issuer's most recent Quarterly Report on Form 10-Q, plus the Conversion Shares.

Item 1(a).  Name of Issuer.
            --------------

     The name of the issuer is Mansur Industries, Inc. (the
"Corporation"), a Florida corporation.

Item 1(b).  Address of Issuer's Principal Executive Office.
            ----------------------------------------------

     The principal executive offices of the Corporation are located at 8305 NW 27th Street, Suite 107, Miami, Florida 33122.

Item 2(a).  Name of Persons Filing.
            ----------------------

     This statement is being filed jointly by: (1) Hanseatic Americas LDC ("Americas"); (2) Hansabel Partners LLC ("Hansabel"), the managing member of Americas; (3) Hanseatic Corporation ("Hanseatic"), the managing member of Hansabel; and (4) Wolfgang Traber ("Traber"), who holds in excess of a majority of the shares of capital stock of Hanseatic.

Item 2(b).  Address of Principal Office or, if none, Residence.
            --------------------------------------------------

     The address of Americas is Deltec House, Lyford Cay, Western
District, New Providence Island, Bahamas. The address of each of
Hansabel, Hanseatic and Traber is 450 Park Avenue, Suite 2302, New York, New York 10022.

Item 2(c).  Citizenship.
            -----------

     Americas is a Bahamian limited duration company. Hansabel is a Delaware limited liability company. Hanseatic Corporation is a New York corporation. Wolfgang Traber is a citizen of Germany.

Item 2(d).  Title of Class of Securities.
            ----------------------------

     The securities to which this statement relates are shares of the common stock, $.001 par value (the "Common Stock") , of the Corporation.

Item 2(e).  CUSIP Number.
            ------------

     The CUSIP Number of the Common Stock is 564491 10 8.

Item 3.  Status of Filing Person.
         -----------------------

     Not applicable.

Item 4.  Ownership.
         ---------

     As of September 2, 1999, Americas beneficially owned, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), 600,000 shares (the "Shares") of Common Stock, representing shares issuable upon conversion of 69,000 shares of Series C Convertible Preferred Stock, $1.00 par value, of the Corporation acquired by Americas on August 24, 1999.

     Hansabel is the managing member of Americas and, accordingly, may be deemed beneficially to own the Shares.

     Hanseatic is the managing member of Hansabel and, accordingly, may be deemed beneficially to own the Shares.

     Traber holds in excess of a majority of the shares of capital stock of Hanseatic and, accordingly, may be deemed beneficially to own the Shares. Pursuant to Rule 13d-4 under the Exchange Act, any statements by Traber herein shall not be construed as an admission that Traber is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities of the Corporation; Traber does not intend to exercise any power to vote, or to dispose of or to direct the disposition of any securities of the Corporation that he may be deemed beneficially to own except as determined by management of Hanseatic.

Item 5.  Ownership of Five Percent of Less of a Class.
         --------------------------------------------

     Not applicable.


Item 6.  Ownership of More than Five Percent
         on Behalf of Another Person.
         -----------------------------------

     Not applicable.

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By
         the Parent Holding Company.
         ----------------------------------------------------

     Not applicable.

Item 8.  Identification and Classification
         of Members of the Group.
         ---------------------------------

     Not applicable.

Item 9.  Notice of Dissolution of Group.
         ------------------------------

     Not applicable.

Item 10.  Certification.
          -------------

     By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE
                            ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                   HANSEATIC AMERICAS LDC

                                   By:  Hansabel Partners LLC

                                   By:  Hanseatic Corporation



Dated:  September 2, 1999          By s/Wolfgang Traber
                                      --------------------------

                                   HANSABEL PARTNERS LLC

                                   By:  Hanseatic Corporation



Dated:  September 2, 1999          By s/Wolfgang Traber
                                      ---------------------------


                                   HANSEATIC CORPORATION



Dated:  September 2, 1999          By s/Wolfgang Traber
                                      ---------------------------




Dated:  September 2, 1999          s/Wolfgang Traber
                                   ------------------------------
                                   Wolfgang Traber

                        INDEX TO EXHIBITS



Exhibit A -         Agreement pursuant to Rule 13d-1(k)(l)(iii)

                                                       EXHIBIT A

     Pursuant to Rule 13d-1(k)(1)(iii) promulgated by the Securities and Exchange Commission, the undersigned agree that the statement to which this Exhibit is attached is filed on their behalf and in the capacities set out herein below.


                                   HANSEATIC AMERICAS LDC

                                   By:  Hansabel Partners LLC

                                   By:  Hanseatic Corporation



Dated:  September 2, 1999          By s/Wolfgang Traber
                                      --------------------------

                                   HANSABEL PARTNERS LLC

                                   By:  Hanseatic Corporation



Dated:  September 2, 1999          By s/Wolfgang Traber
                                      ---------------------------


                                   HANSEATIC CORPORATION



Dated:  September 2, 1999          By s/Wolfgang Traber
                                      ---------------------------




Dated:  September 2, 1999          s/Wolfgang Traber
                                   ------------------------------
                                   Wolfgang Traber